UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34874

Coca-Cola European Partners US, LLC
(Exact name of registrant as specified in its charter)

2500 Windy Ridge Parkway, Suite 1500 Atlanta, Georgia 30339 678-260-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share 2.000% Notes due 2016 3.500% Notes due 2020 3.250% Notes due 2021 4.500% Notes due 2021
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: None
2.000% Notes due 2016: 55
3.500% Notes due 2020: 58
3.250% Notes due 2021: 42
4.500% Notes due 2021: 32

Explanatory Note: On May 28, 2016, Coca-Cola Enterprises, Inc. (“CCE”) completed a merger transaction pursuant to which CCE merged with and into Orange MergeCo, LLC (“MergeCo”), with MergeCo continuing as the surviving company and an indirect wholly-owned subsidiary of Coca-Cola European Partners plc.  Upon the merger, MergeCo (successor by merger to CCE) was renamed Coca-Cola European Partners US, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Coca-Cola European Partners US, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 27, 2016	By:	/s/ Joyce King-Lavinder
Name: Joyce King-Lavinder
Title: Authorized Manager